ArcelorMittal reports first quarter 2019 results

Luxembourg, May 9, 2019 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month period ended March 31, 2019.

Highlights:
•	Health and safety: LTIF rate[2] of 1.14x in 1Q 2019
•	Operating income decreased to $0.8bn in 1Q 2019 as compared to $1.0bn in 4Q 2018 and $1.6bn in 1Q 2018
•	EBITDA of $1.7bn in 1Q 2019, 15.3% lower as compared to $2.0bn in 4Q 2018, primarily reflecting a negative price-cost effect; 1Q 2019 EBITDA down 34.2% YoY
•	Net income of $0.4bn in 1Q 2019
•	Steel shipments of 21.8Mt in 1Q 2019, up 7.9% vs. 4Q 2018 and up 2.2% vs. 1Q 2018
•	1Q 2019 iron ore shipments of 13.8Mt (stable YoY), of which 9.2Mt shipped at market prices (+0.4% YoY)
•	Gross debt of $13.4bn as of March 31, 2019 as compared to $12.6bn as of December 31, 2018. Net debt increased to $11.2bn as of March 31, 2019 due to impact of IFRS 16[12] lease accounting ($1.2bn). Excluding IFRS 16 Leases impact, net debt would be $10.0bn as of March 31, 2019 as compared to $10.2bn as of December 31, 2018
•	Maintaining an investment grade credit rating through the cycle remains ArcelorMittal’s financial priority, with a target to reduce net debt to below $7bn (previous target of $6bn adjusted to reflect the impact of IFRS 16)

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 19	4Q 18	3Q 18	2Q 18	1Q 18
Sales	19,188	18,327	18,522	19,998	19,186
Operating income	769	1,042	1,567	2,361	1,569
Net income attributable to equity holders of the parent	414	1,193	899	1,865	1,192
Basic earnings per share (US$)	0.41	1.18	0.89	1.84	1.17

Operating income/ tonne (US$/t)	35	51	76	109	73
EBITDA	1,652	1,951	2,729	3,073	2,512
EBITDA/ tonne (US$/t)	76	96	133	141	118
Steel-only EBITDA/ tonne (US$/t)	56	79	119	127	101

Crude steel production (Mt)	24.1	22.8	23.3	23.2	23.3
Steel shipments (Mt)	21.8	20.2	20.5	21.8	21.3
Own iron ore production (Mt)	14.1	14.9	14.5	14.5	14.6
Iron ore shipped at market price (Mt)	9.2	10.0	8.5	10.0	9.1

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

"Our first quarter results reflect the challenging operating environment the industry has faced in recent months. Profitability has been impacted by lower steel pricing due to weaker economic activity and continued global overcapacity, as well as rising raw material costs as a result of supply-side developments in Brazil.

“We continue to face a challenge from high levels of imports, particularly in Europe, where safeguard measures introduced by the European Commission have not been fully effective. Although we are somewhat encouraged by the firmer price environment in China, this is not being reflected in Europe where in order to adapt to the current market environment we have recently announced annualized production cuts of three million tonnes in our flat steel operations. It is important there is a level playing field to address unfair competition, and this includes a green border adjustment to ensure that imports into Europe face the same carbon costs as producers in Europe.

“We remain focussed on our own initiatives to improve performance through delivery of our Action2020 plan. Generating positive free cash flow, demonstrating progress in our efforts to further strengthen our balance sheet and improve shareholder returns are the priority.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance (inclusive of ArcelorMittal Italia (previously known as Ilva)), based on own personnel figures and contractors lost time injury frequency (LTIF) rate was 1.14x2 in the first quarter of 2019 (“1Q 2019”).

Excluding the impact of ArcelorMittal Italia, the LTIF was 0.66x for 1Q 2019 as compared to 0.70x for the fourth quarter of 2018 (“4Q 2018”) and 0.62x for the first quarter of 2018 (“1Q 2018”).

The Company’s efforts to improve its Health and Safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate2

Lost time injury frequency rate	1Q 19	4Q 18	3Q 18	2Q 18	1Q 18
Mining	0.38	0.64	0.63	0.62	0.34
NAFTA	0.58	0.37	0.56	0.64	0.39
Brazil	0.48	0.28	0.39	0.35	0.41
Europe	0.85	1.11	0.76	1.02	0.77
ACIS	0.75	0.59	0.61	0.52	0.79
Total Steel	0.71	0.71	0.62	0.72	0.66
Total (Steel and Mining)	0.66	0.70	0.62	0.71	0.62
ArcelorMittal Italia	11.05
Total (Steel and Mining) including ArcelorMittal Italia	1.14

Key sustainable development highlights for 1Q 2019:

•	Recognized a Worldsteel Sustainability Champion for our achievements in safety, water, lifecycle analysis and social and environmental reporting.

•	Announced preparations for an industrial scale pilot of hydrogen based steelmaking in Hamburg, Germany.

•	Completed independent pre-audit against ResponsibleSteel - a multistakeholder standard due to launch at the end of 2019.
•	On April 25, 2019, ArcelorMittal released a new film to mark its 13th global health and safety day. The new film is designed to reinforce the critical importance of a safety-first approach at all times within the organisation. The film, which explores the day’s theme, “We always choose the safest way”, supports a day of activities designed to reinforce the Company’s safety culture. To watch the video, go to: https://corporate.arcelormittal.com/news-and-media/news/2019/apr/25-04-2019.

Analysis of results for 1Q 2019 versus 4Q 2018 and 1Q 2018

Total steel shipments in 1Q 2019 were 7.9% higher at 21.8Mt as compared with 20.2Mt for 4Q 2018 primarily due to higher steel shipments in Europe (+14.4%) due in part to the acquisition of ArcelorMittal Italia (following its consolidation from November 1, 2018) and NAFTA (+2.8%), offset in part by lower steel shipments in Brazil (-5.7%). Excluding the impact of ArcelorMittal Italia, steel shipments were 5.0% higher as compared to 4Q 2018.

Total steel shipments in 1Q 2019 were 2.2% higher as compared with 21.3Mt for 1Q 2018 primarily due to higher steel shipments in Europe (+8.0%) due in part to the acquisition of ArcelorMittal Italia and Brazil (+16.0%) due in part to the impact of the Votorantim acquisition following its consolidation as from April 2018, offset in part by lower steel shipments in NAFTA (-4.3%) and ACIS (-12.1%) which was impacted by operational issues in Temirtau, Kazakhstan. Excluding the impacts of the ArcelorMittal Italia and Votorantim acquisitions, steel shipments were 3.6% lower as compared to 1Q 2018.

Sales in 1Q 2019 were $19.2 billion as compared to $18.3 billion for 4Q 2018 and $19.2 billion for 1Q 2018. Sales in 1Q 2019 were 4.7% higher as compared to 4Q 2018 primarily due to higher steel shipments (+7.9%) and higher seaborne iron ore reference prices (+15.2%), offset in part by lower average steel selling prices (-3.1%) and seasonally lower market-priced iron ore shipments (-8.2%). Sales in 1Q 2019 were stable as compared to 1Q 2018 as the impacts of lower average steel selling prices (-3.1%) were offset by higher steel shipments (+2.2%) and higher seaborne iron ore reference prices (+10.8%).

Depreciation for 1Q 2019 was higher at $733 million as compared to $723 million for 4Q 2018. These charges now include the depreciation of right-of-use assets recognized for the first time within property, plant and equipment under IFRS 16 lease accounting, that were previously recorded in cost of sales and selling, general and administrative expenses. 1Q 2019 depreciation expense was higher than $711 million in 1Q 2018 primarily due to the impact of IFRS 16 partially offset by foreign exchange gains. As a result of IFRS 16 and the impact of ArcelorMittal Italia net of remedies depreciation expense for FY 2019 is expected to increase to approximately $3.1 billion.

Impairment charges for 1Q 2019 were $150 million related to the remedy asset sales for the ArcelorMittal Italia acquisition. Impairment charges net of purchases gains for 4Q 2018 were $215 million3 and primarily related to the acquisition of ArcelorMittal Italia and the remedy asset sales for the ArcelorMittal Italia acquisition. Impairment charges for 1Q 2018 were $86 million related to the agreed remedy package required for the approval of the Votorantim acquisition4.

Exceptional items for 1Q 2019 were nil. Exceptional income for 4Q 2018 were $29 million primarily related to $202 million for PIS/Cofins tax credits10 related to prior periods recognized in Brazil, offset in part by $113 million in charges related to a blast furnace dismantling in Florange (France), and $60 million related to the new collective labour agreement in the US (including a signing bonus). Exceptional charges for 1Q 2018 were $146 million related to a provision taken in respect of a litigation case that was paid in 3Q 20185.

Operating income for 1Q 2019 was lower at $0.8 billion as compared to $1.0 billion in 4Q 2018 and $1.6 billion in 1Q 2018 primarily driven by weaker operating conditions (negative price-cost effect in the steel segments) reflecting both the impact of the decline in steel prices since 4Q 2018 and higher raw material prices, offset in part by the impact of higher seaborne iron ore reference prices and higher steel shipments. Operating results for 1Q 2019, 4Q 2018, and 1Q 2018 were impacted by impairment charges net of purchase gains and exceptional items as discussed above.

Income from associates, joint ventures and other investments for 1Q 2019 was $208 million as compared to $227 million for 4Q 2018 and $212 million for 1Q 2018. 1Q 2019 and 1Q 2018 were positively impacted by the annual dividend declared by Erdemir ($93 million and $87 million, respectively). 4Q 2018 was positively impacted by $0.1 billion in currency translation gains following the disposal of ArcelorMittal’s investment in MacSteel (South Africa).

Net interest expense in 1Q 2019 was $161 million as compared to $140 million in 4Q 2018 and lower than $164 million in 1Q 2018. 1Q 2019 net interest increased due to new bonds issued during the quarter and the first-time adoption of IFRS 16 leases.

The Company expects full year 2019 net interest expense to increase to approximately $0.65 billion from previous guidance of approximately $0.6 billion primarily due to the impact of IFRS 16.

Foreign exchange and other net financing losses in 1Q 2019 were $231 million as compared to $556 million for 4Q 2018 and $174 million in 1Q 2018. Foreign exchange loss for 1Q 2019 was $48 million as compared to a loss of $7 million in 4Q 2018 and a gain of $72 million in 1Q 20186. 1Q 2019 includes non-cash mark-to-market losses of $6 million related to the mandatory convertible bonds call option as compared to losses of $443 million in 4Q 2018 and $35 million in 1Q 2018.

ArcelorMittal recorded an income tax expense of $135 million in 1Q 2019 as compared to an income tax benefit of $711 million for 4Q 2018 and an income tax expense of $203 million for 1Q 2018. The income tax benefit for 4Q 2018 includes a $0.8 billion deferred tax benefit recorded mainly in Luxembourg resulting from the expectation of higher future profits.

Income attributable to non-controlling interests was $36 million for 1Q 2019 as compared to $91 million for 4Q 2018 and $48 million in 1Q 2018 and relates primarily to profits in ArcelorMittal Mines Canada and Bekaert (Brazil). Income attributable to non-controlling interests in 4Q 2018 included the share of currency translation gain following the disposal of MacSteel as mentioned above.

ArcelorMittal recorded a net income for 1Q 2019 of $0.4 billion, or $0.41 basic earnings per share, as compared to a net income for 4Q 2018 of $1.2 billion, or $1.18 basic earnings per share, and a net income for 1Q 2018 of $1.2 billion, or $1.17 basic earnings per share.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	1Q 19	4Q 18	3Q 18	2Q 18	1Q 18
Sales	5,085	4,857	5,367	5,356	4,752
Operating income	216	310	612	660	308
Depreciation	(134)	(127)	(132)	(131)	(132)
Exceptional charges	—	(60)	—	—	—
EBITDA	350	497	744	791	440
Crude steel production (kt)	5,388	5,026	5,723	5,946	5,864
Steel shipments (kt)	5,319	5,173	5,512	5,803	5,559
Average steel selling price (US$/t)	874	882	896	853	779

NAFTA segment crude steel production increased by 7.2% to 5.4Mt in 1Q 2019 as compared to 5.0Mt in 4Q 2018. This increase reflects higher production in the US, despite an approximate 100kt loss due to a power outage at Burns Harbor, and to a much lesser extent the eventual restart of the blast furnace in Mexico which had suffered delays following scheduled maintenance in 3Q 2018.

Steel shipments in 1Q 2019 increased by 2.8% to 5.3Mt as compared to 5.2Mt in 4Q 2018 with improvements in the flat business (+7.8%) offset by weaker long product shipments (-19.0%), primarily in Mexico due to less availability of material due to delayed restart of the blast furnace as discussed above.

Sales in 1Q 2019 increased by 4.7% to $5.1 billion as compared to $4.9 billion in 4Q 2018, primarily due to higher steel shipments (+2.8%) offset in part by lower average steel selling prices (-0.9%, flat products were down -2.3% whilst long products increased 1.7%).

Exceptional charges for 4Q 2018 were $60 million related to the new collective labour agreement in the US (which included a signing bonus).

Operating income in 1Q 2019 of $216 million was lower as compared to $310 million in 4Q 2018 and $308 million in 1Q 2018. Operating results for 4Q 2018 were impacted by the exceptional charges as discussed above.

EBITDA in 1Q 2019 decreased by 29.6% to $350 million as compared to $497 million in 4Q 2018 primarily due to negative price-cost effect offset in part by higher steel shipment volumes. EBITDA in 1Q 2019 was also negatively impacted by $32 million on account of the Burns Harbor power outage discussed above. EBITDA in 1Q 2019 decreased by 20.5% as compared to $440 million in 1Q 2018 primarily due to lower steel shipments (-4.3%).

Brazil

(USDm) unless otherwise shown	1Q 19	4Q 18	3Q 18	2Q 18	1Q 18
Sales	2,156	2,429	2,103	2,191	1,988
Operating income	239	398	374	369	215
Depreciation	(70)	(84)	(71)	(74)	(69)
Impairment	—	—	—	—	(86)
Exceptional income	—	202	—	—	—
EBITDA	309	280	445	443	370
Crude steel production (kt)	3,013	3,191	3,158	3,114	2,801
Steel shipments (kt)	2,880	3,053	3,097	2,831	2,483
Average steel selling price (US$/t)	704	687	714	728	752

Brazil segment crude steel production decreased by 5.6% to 3.0Mt in 1Q 2019 as compared to 3.2Mt for 4Q 2018.

Steel shipments in 1Q 2019 decreased by 5.7% to 2.9Mt as compared to 4Q 2018, due to lower export volumes for both flat and long products, partially offset by increased domestic shipments of flat products.

Sales in 1Q 2019 decreased by 11.2% to $2.2 billion as compared to $2.4 billion in 4Q 2018, due to lower steel shipments offset in part by 2.4% higher average steel selling prices mainly due to improvement in long products.

Exceptional income for 4Q 2018 was $202 million related to PIS/Cofins tax credits related to prior periods recognized in Brazil.

Operating income in 1Q 2019 was lower at $239 million as compared to $398 million in 4Q 2018 but higher than $215 million in 1Q 2018. Operating results for 4Q 2018 were impacted by the exceptional income as discussed above. Operating income in 1Q 2018 was impacted by impairment of $86 million (Cariacica and Itaúna industrial plants in Brazil) related to the agreed remedy package required for the approval of the Votorantim acquisition.

EBITDA in 1Q 2019 increased by 10.6% to $309 million as compared to $280 million in 4Q 2018 primarily due to a positive price-cost effect. 4Q 2018 included a one-time provision of $17 million for employee related charges. EBITDA in 1Q 2019 was 16.3% lower as compared to $370 million in 1Q 2018 primarily due to foreign exchange translation impact and challenging market conditions in Argentina.

Europe

(USDm) unless otherwise shown	1Q 19	4Q 18	3Q 18	2Q 18	1Q 18
Sales	10,494	9,761	9,559	10,527	10,641
Operating income	11	98	100	853	580
Depreciation	(309)	(323)	(262)	(292)	(318)
Impairment charges net of purchase gains	(150)	(215)	(509)	—	—
Exceptional charges	—	(113)	—	—	(146)
EBITDA	470	749	871	1,145	1,044
Crude steel production (kt)	12,372	11,580	10,841	11,026	11,246
Steel shipments (kt)	11,553	10,098	9,709	10,516	10,697
Average steel selling price (US$/t)	729	771	776	800	801

Europe segment crude steel production increased by 6.8% to 12.4Mt in 1Q 2019 as compared to 11.6Mt in 4Q 2018 due in part to the ArcelorMittal Italia acquisition (consolidated as from November 1, 2018).

Steel shipments in 1Q 2019 increased by 14.4% to 11.6Mt as compared to 10.1Mt in 4Q 2018. Excluding the impact of ArcelorMittal Italia, steel shipments increased by 9% as compared to 4Q 2018, but were 2.8% lower than 1Q 2018.

Sales in 1Q 2019 were $10.5 billion, 7.5% higher as compared to $9.8 billion in 4Q 2018, with higher steel shipments, as discussed above, offset in part by 5.4% lower average steel selling prices (both flat and long products declining).

Impairment charges net of purchase gains for 1Q 2019 and 4Q 2018 were $150 million and $215 million, respectively, primarily related to the ArcelorMittal Italia acquisition in 4Q 2018 and the associated remedy asset sales for the ArcelorMittal Italia in 2018 and 1Q 2019. Impairment charges net of purchase gains for 1Q 2018 were nil.

Exceptional charges for 1Q 2019 were nil. Exceptional charges for 4Q 2018 were $113 million related to a blast furnace dismantling in Florange (France). Exceptional charges for 1Q 2018 were $146 million related to a provision taken in respect of a litigation case that was paid in 3Q 2018.

Operating income in 1Q 2019 was $11 million as compared to $98 million in 4Q 2018 and $580 million in 1Q 2018. Operating results were impacted by impairment charges net of purchase gains and exceptional items as discussed above.

Despite higher steel shipments, EBITDA in 1Q 2019 decreased by 37.3% to $470 million as compared to $749 million in 4Q 2018 primarily due to a negative price-cost effect. EBITDA in 1Q 2019 decreased by 55.0% as compared to $1,044 million in 1Q 2018, primarily due to lower steel shipments, foreign exchange, negative price-cost effect and losses of ArcelorMittal Italia.

ACIS

(USDm) unless otherwise shown	1Q 19	4Q 18	3Q 18	2Q 18	1Q 18
Sales	1,645	1,763	1,989	2,129	2,080
Operating income	64	121	371	312	290
Depreciation	(81)	(77)	(76)	(85)	(73)
EBITDA	145	198	447	397	363
Crude steel production (kt)	3,323	2,975	3,560	3,087	3,400
Steel shipments (kt)	2,662	2,669	2,986	3,057	3,029
Average steel selling price (US$/t)	541	561	597	621	610

ACIS segment crude steel production in 1Q 2019 increased by 11.7% to 3.3Mt as compared to 3.0Mt in 4Q 2018 primarily due to the restart of production in Temirtau (Kazakhstan) following an explosion at a gas pipeline in 4Q 2018.

Steel shipments in 1Q 2019 were stable at 2.7Mt as compared to 4Q 2018.

Sales in 1Q 2019 decreased by 6.7% to $1.6 billion as compared to $1.8 billion in 4Q 2018 primarily due to lower average steel selling prices (-3.6%).

Operating income in 1Q 2019 was lower at $64 million as compared to $121 million in 4Q 2018 and $290 million in 1Q 2018.

EBITDA in 1Q 2019 decreased by 26.9% to $145 million as compared to $198 million in 4Q 2018 primarily due to a negative price-cost effect. EBITDA in 1Q 2019 was lower as compared to $363 million in 1Q 2018, primarily due to lower steel shipments (-12.1%) and negative price-cost effect.

Mining

(USDm) unless otherwise shown	1Q 19	4Q 18	3Q 18	2Q 18	1Q 18
Sales	1,127	1,114	1,008	1,065	1,024
Operating income	313	241	179	198	242
Depreciation	(107)	(102)	(102)	(107)	(107)
EBITDA	420	343	281	305	349

Own iron ore production (a) (Mt)	14.1	14.9	14.5	14.5	14.6
Iron ore shipped externally and internally at market price (b) (Mt)	9.2	10.0	8.5	10.0	9.1
Iron ore shipment - cost plus basis (Mt)	4.6	5.7	5.6	4.6	4.7
Own coal production (a) (Mt)	1.2	1.3	1.5	1.6	1.5
Coal shipped externally and internally at market price (b) (Mt)	0.7	0.7	0.7	0.7	0.4
Coal shipment - cost plus basis (Mt)	0.7	0.7	0.9	0.9	0.9

(a) Own iron ore and coal production not including strategic long-term contracts.

(b) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines, and exclude supplies under strategic long-term contracts.

Own iron ore production in 1Q 2019 decreased by 5.8% to 14.1Mt as compared to 14.9Mt in 4Q 2018, due to seasonally lower production in ArcelorMittal Mines Canada7 (AMMC), the temporary suspension of Serra Azul in Brazil (following evacuation on February 8, 2019 which has since been restarted on March 18, 2019; see key recent developments), and lower production in Temirtau and Hibbing (US) offset by increased production in Liberia. Own iron ore production in 1Q 2019 decreased by 3.7% as compared to 1Q 2018 primarily due to lower production in Temirtau, Mexico and Serra Azul in Brazil offset in part by increased production at AMMC.

Market-priced iron ore shipments in 1Q 2019 decreased by 8.2% to 9.2Mt as compared to 10.0Mt in 4Q 2018, primarily driven by seasonally lower market-priced iron ore shipments in AMMC. Market-priced iron ore shipments in 1Q 2019 were largely stable as compared to 1Q 2018 driven by higher shipments in Liberia, offset by lower shipments in AMMC (extreme weather conditions) and in Ukraine. Market-priced iron ore shipments for FY 2019 are expected to be broadly stable as compared to FY 2018 with increases in Liberia and AMMC to be offset by lower volume in Mexico (in part due to the end of life of Volcan mine).

Own coal production in 1Q 2019 decreased by 6.8% to 1.2Mt as compared to 1.3Mt in 4Q 2018 primarily due to lower production at Princeton (US). Own coal production in 1Q 2019 decreased by 19.7% as compared to 1.5Mt in 1Q 2018 due to lower production at Kazakhstan and Princeton (US).

Market-priced coal shipments in 1Q 2019 were stable at 0.7Mt as compared to 4Q 2018. Market-priced coal shipments in 1Q 2019 increased by 59.9% as compared to 1Q 2018 primarily due to increased shipments at Kazakhstan.

Operating income in 1Q 2019 increased to $313 million as compared to $241 million in 4Q 2018 and $242 million in 1Q 2018.

EBITDA in 1Q 2019 increased by 22.5% to $420 million as compared to $343 million in 4Q 2018, primarily due to the impact of higher seaborne iron ore reference prices (+15.2%) offset in part by lower market-priced iron ore shipments (-8.2%). EBITDA in 1Q 2019 was 20.4% higher as compared to $349 million in 1Q 2018, primarily due to higher seaborne iron ore reference prices (+10.8%).

Liquidity and Capital Resources

For 1Q 2019 net cash provided by operating activities was $971 million as compared to $2,170 million in 4Q 2018 and $160 million in 1Q 2018. The cash provided by operating activities during 1Q 2019 reflects in part a working capital investment of $553 million (largely on account of higher steel shipment volumes) as compared to a working capital release of $430 million in 4Q 2018. The net cash provided by operating activities during 1Q 2018 reflected a working capital investment of $1,869 million.

Due to a smaller than anticipated release in 4Q 2018, the Group invested more in working capital than expected in 2018 ($4.4 billion versus guidance of $3.0-3.5 billion). The Group continues to expect this excess working capital to be released over the course of 2019. The 1Q 2019 working capital investment followed the normal seasonal pattern but was less pronounced than in prior years given the excess build-up in 4Q 2018. The extent of any further changes in working capital in 2019 will be dictated by market conditions, particularly the price and volume environment in the final weeks of the year.

Net cash used in investing activities during 1Q 2019 was $693 million as compared to $1,926 million during 4Q 2018 and $676 million in 1Q 2018. Capex decreased to $947 million in 1Q 2019 as compared to $1,156 million in 4Q 2018 and increased as compared to $752 million in 1Q 2018. Capex in 2019 is expected to increase to $4.3 billion (as compared to $3.3 billion in 2018) reflecting carry over from underspend in 2018, the impact of ArcelorMittal Italia, the continued projected high return investments in Mexico and Brazil and other strategic projects (largely cost optimization). Net cash provided by other investing activities in 1Q 2019 of $254 million primarily includes $0.3 billion due to the rollover of the Indian rupee hedge at market price which protects the dollar funds needed for the Essar transaction as per the resolution plan approved by the Committee of Creditors and the National Company Law Tribunal in Ahmedabad, offset in part by the quarterly lease payment for the ArcelorMittal Italia acquisition ($51 million). Net cash used in other investing activities in 4Q 2018 of $770 million primarily includes $1.0 billion investment for the repayment of Uttam Galva and KSS Petron debts (India), quarterly lease payment for ArcelorMittal Italia acquisition ($52 million) offset in part by MacSteel (South Africa) disposal proceeds ($220 million). Net cash provided by other investing activities in 1Q 2018 of $76 million primarily included proceeds from the sale of Frydek Mistek in Czech Republic.

Net cash used in financing activities in 1Q 2019 was $344 million as compared to $411 million and $33 million in 4Q 2018 and 1Q 2018, respectively. In 1Q 2019, net outflow of debt repayments and issuances of $136 million includes $1 billion repayment of amounts borrowed in connection with the purchase of the Uttam Galva and KSS Petron debts, $0.9 billion repayment of the €750 million 5-year, 3% bond at maturity; and offset in part by $1.6 billion cash received from the issuance of two new bonds (€750 million 2.25% notes due 2024 and $750 million 4.55% notes due 2026) and $0.2 billion commercial paper issuance. In 4Q 2018, net outflow of debt repayments and issuances of $406 million primarily includes repayment of short-term facilities. During 1Q 2019, the Company paid dividends of $46 million to minority shareholders in AMMC (Canada). During 4Q 2018, the Company paid dividends of $32 million primarily to minority shareholders in Bekaert (Brazil). During 1Q 2018, the Company paid dividends of $50 million to minority shareholders in AMMC (Canada).

During 1Q 2019, the Company completed its share buyback programme having repurchased 4 million shares for a total value of $90 million (€80 million) at an approximate average price per share of $22.42 (€19.89 per share).

Outflows from lease principal payments and other financing activities (net) were $72 million in 1Q 2019 as compared to inflows of $27 million in 4Q 2018 and outflows of $20 million in 1Q 2018. The cash outflow increased as a result of the first-time application of IFRS 16, as the repayments of the principal portion of the operating leases are presented under financing activities (previously reported under operating activities). 4Q 2018 also included the net proceeds from transactions with minority shareholders primarily in relation to the ArcelorMittal Italia transactions.

As of March 31, 2019, the Company’s cash and cash equivalents amounted to $2.2 billion as compared to $2.4 billion at December 31, 2018 and $2.3 billion at March 31, 2018.

Gross debt increased to $13.4 billion as of March 31, 2019, as compared to $12.6 billion at December 31, 2018, following the adoption of the new IFRS 16 Leases standard effective from January 1, 2019, which requires most operating leases to be recognized on the balance sheet as debt ($1.2 billion). As of March 31, 2019, net debt increased to $11.2 billion as compared to $10.2 billion as of December 31, 2018, largely due to the impact of IFRS 16 lease accounting as discussed above. Excluding the impact of IFRS 16, net debt was $10.0 billion, lower as compared to December 31, 2018 ($10.2 billion).

As of March 31, 2019, the Company had liquidity of $7.7 billion, consisting of cash and cash equivalents of $2.2 billion and $5.5 billion of available credit lines8. The $5.5 billion credit facility contains a financial covenant not to exceed 4.25x Net debt / LTM EBITDA (as defined in the facility). As of March 31, 2019, the average debt maturity was 4.9 years.

Key recent developments

•	On May 7, 2019, ArcelorMittal announced that due to the continuing uncertainties surrounding the long-term future of iron ore production in Prijedor, ArcelorMittal Prijedor has had to take the difficult decision to reduce iron ore production from 1.5 to 1 million tonnes at its Omarska mine in order to protect the maximum possible number of jobs for the longer term. ArcelorMittal Prijedor’s sole customer – ArcelorMittal Zenica – is consequently reducing its consumption of iron ore from Omarska and will instead import additional iron ore from outside Bosnia and Herzegovina. By lowering production to one million tonnes a year, the effective life of the Omarska mine will be extended by up to 10 years. Without taking these measures, the mine would have to close in 2025. The new plan is expected to commence from September 1, 2019. We deeply regret that these essential measures will unavoidably lead to the loss of 300 jobs at ArcelorMittal Prijedor. This is significant proportion of the approximately 800 people currently employed by ArcelorMittal Prijedor but we have been forced to take this difficult decision due to the lack of certainty surrounding the future of mining in Prijedor. The company will work closely with Union representatives and provide all possible assistance to those affected.

•	On May 7, 2019, the Annual General Meeting of shareholders of ArcelorMittal held in Luxembourg approved all resolutions by a strong majority. 69.77% of the voting rights were represented at the general meeting. The results of the votes will be posted shortly on www.arcelormittal.com under "Investors > Equity Investors > Shareholders’ meetings > Annual General Meeting of shareholders, 7 May 2019" where the full documentation regarding the general meeting is available. The shareholders re-elected Mrs. Vanisha Mittal Bhatia, Mrs. Suzanne Nimocks, Mr.Jeannot Krecké and Mr. Karel De Gucht as directors of ArcelorMittal for a term of three years each.

•	On May 6, 2019, ArcelorMittal announced its intention to temporarily idle production at its steelmaking facilities in Kraków, Poland and reduce production in Asturias, Spain. In addition, the planned increase of shipments at ArcelorMittal Italia to a six million tonne annual run-rate will be slowed down following a decision to optimise cost and quality over volume in this environment. Together, these actions will result in a temporary annualised production reduction of around three million tonnes.

•	On April 17, 2019, ArcelorMittal announced that it had received European Commission (‘EC’) approval for the sale of several steelmaking assets to Liberty House Group. The assets form a divestment package the Company agreed with the European Commission (‘EC’) during its merger control investigation into the Company’s acquisition of Ilva S.p.A. Assets included within the divestment package are ArcelorMittal Ostrava (Czech Republic), ArcelorMittal Galati (Romania), ArcelorMittal Skopje (Macedonia), ArcelorMittal Piombino (Italy), ArcelorMittal Dudelange (Luxembourg) and several finishing lines at ArcelorMittal Liège (Belgium). Transaction closing is expected to occur before the end of the first half of this year, with the majority of proceeds expected to be received on closing.

•	Pursuant to Essar Steel India Limited’s (‘ESIL’) corporate insolvency process, the Company’s Resolution Plan was conditionally approved by India’s National Company Law Tribunal (‘NCLT’) on March 8, 2019. There have been several appeals from, among others, the Committee of Creditors and ESIL creditors to the National Company Law Appellate Tribunal (‘NCLAT’) over how the Committee of Creditors has decided to distribute the 42,000-crore rupee upfront payment from the Company’s Resolution Plan and how such payment should be distributed among the creditors of ESIL. On April 12, 2019 India’s Supreme Court stayed the disbursement of funds to creditors, pending the final outcome of the NCLAT hearing, which is ongoing. The transaction closing is expected 2Q 2019 / 3Q 2019.

•	On March 19 and 20, 2019, ArcelorMittal hosted an investor event at the ArcelorMittal Italia facility in Taranto (Italy). The event, hosted by Aditya Mittal and other members of the senior management team, included presentations focused on the competitive progress at ArcelorMittal Europe Flat Products, including its significant contribution to Action 2020 through its Transformation plan (and the equally impactful next phase in the Transformation plan, driven by digitalization, positioning the Company to increase the performance gap compared to competitors), and the strategy to transform ArcelorMittal Italia into a modern, best-in-class, integrated steel producer, capable of producing high-quality products, satisfying its natural customer base and re-establishing a trusted and transparent relationship with the local community and other key stakeholders.

•	On March 11, 2019, ArcelorMittal issued US$750,000,000 aggregate principal amount of its 4.550% notes due 2026. The proceeds to ArcelorMittal, amounting to approximately $745 million, were used towards repayment of existing debt including the $1 billion outstanding under a $7 billion term facilities agreement entered into in connection with the proposed acquisition of Essar Steel India Limited through a joint venture with Nippon Steel Corporation.

•	On February 19, 2019, ArcelorMittal announced the completion of its share buyback programme on February 15, 2019. ArcelorMittal has repurchased 4 million shares for a total value of approximately €79,577,540 (equivalent $US 89,679,370) at an approximate average price per share of $22.42 (€19.89). All details are available on its website on: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-2019.

•	On February 8, 2019, the Company decided to implement an evacuation plan downstream of its dormant Serra Azul tailing dam in Brazil, evacuating the community situated downstream to the dam as a precautionary measure based on an updated stability report following recent incidents in the Brazilian mining sector in order to undertake further testing and implement any necessary mitigation measures. Movement of evacuated families to temporary rented houses is now largely complete. Monthly emergency payments are being made to those families relocated as well as people who lost access to their land – in total there are 115 families (355 people) directly impacted. For safety reasons, access to the evacuated area continues to be restricted and controlled according to guidance from local authorities. The reassessment of the dam is progressing with support of international and in-country specialists including the development of a plan to eventually remove the material from the dormant dam for reprocessing, which was due to commence in January 2019 as part of a longer-term plan to remove that dormant tailings facility. An independent technical audit reporting directly to the Public Prosecutors office has been engaged by ArcelorMittal and will issue regular reports. Continuous 24/7 monitoring of the tailings storage facility continues via radar, accelerometers, on line water level, piezometers and imaging. The Mining operations at Serra Azul were restarted on March 18, 2019.

Recent publications and filings

•	On April 29, 2019, ArcelorMittal published its 2018 integrated annual review. The review underpins the Company’s commitment to transparent reporting. It has been produced in-line with the International Integrated Reporting Council’s framework and demonstrates the Company’s approach to ensuring it brings long-term, sustainable value to its broad stakeholder base. It outlines the Company’s progress against its four strategic priorities, namely: improving its safety performance; achieving its financial targets; delivering on its Action 2020 strategic plan and integrating sustainability into the business. The review, which can be accessed online at http://annualreview2018.arcelormittal.com includes videos of several members of ArcelorMittal’s senior management team, including: Lakshmi Mittal, Chairman and CEO; Aditya Mittal, President and CFO, ArcelorMittal and CEO, ArcelorMittal Europe; Brian Aranha, executive vice president; and David Clarke, vice president.

•	On March 27, 2019, ArcelorMittal published the statutory financial statements of ArcelorMittal parent company for the year ended December 31, 2018. These financial statements have been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and are available on http://corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".

•	On March 1, 2019, ArcelorMittal published its annual report for the year ended December 31, 2018. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and is available on http://corporate.arcelormittal.com under "Investors > Financial reports > Annual reports".

•	On February 25, 2019, ArcelorMittal filed its Annual Report 2018 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is now available on http://corporate.arcelormittal.com under “Investors > Financials reports > SEC filings”.

Outlook and guidance

Based on year-to-date growth and the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to grow further in 2019 by between +1.0% to +1.5% (up from previous expectation of +0.5% to +1.0% growth). By region:

ArcelorMittal expects ASC in US to grow by +0.5% to +1.5% in 2019 (no change from previous expectation), driven by continued growth in machinery and non-residential construction. In Europe, driven by weak manufacturing and declining automotive production, demand is now expected to contract by up to -1.0% (versus previous expectation of a slight growth of up to +1.0%). In Brazil, our 2019 ASC forecasts have been slightly moderated to grow in a range of +3.0% to +4.0% (from previous expectation of +3.5% to +4.5%) after weaker than expected economic growth early in 2019. In the CIS, ASC is expected to grow +1.0% to +2.0% in 2019 (no change from previous expectation). Overall, World ex-China ASC is expected to grow by approximately +1.0% to +2.0% in 2019 (down from previous expectation of +2.0% to +3.0%). In China, overall demand is expected to now grow by between +0% to +1.0% in 2019 (up from previous forecast for a contraction in demand by -0.5% to -1.5%), due to economic stimulus and as real estate demand continues to surprise on the upside.

Given these demand expectations, the positive scope effect of the ArcelorMittal Italia and Votorantim acquisition (net of the remedy assets sales for the ArcelorMittal Italia acquisition), the expectation that operational disruptions (both controllable and uncontrollable) that negatively impacted 2018 shipments will not recur, offset in part by impact of European production reduction, the Group's steel shipments are expected to increase in 2019 vs 2018.

Market-priced iron ore shipments for FY 2019 are expected to be broadly stable as compared to FY 2018 with increases in Liberia and AMMC to be offset by lower volume in Mexico (in part due to the end of life of Volcan mine).

The Company expects certain cash needs of the business (including capex, interest, cash taxes, pensions and certain other cash costs) but excluding working capital investment to be approximately $6.4 billion in 2019. Capex is expected to be $4.3 billion including the continued investment in high returns projects in Mexico and Brazil. Interest expense is expected to increase in 2019 to approximately $0.65 billion as compared to previous forecast of $0.6 billion (primarily due to IFRS 16 impact) while cash taxes, pensions and other cash costs are expected be $1.5 billion.

Due to a smaller than anticipated release in the final quarter of 2018, the Group invested more in working capital than expected in 2018 ($4.4 billion versus guidance of $3.0-3.5 billion). The Group expects this additional investment of approximately $1 billion to be released over the course of 2019. The extent of any further changes in working capital in 2019 will be dictated by market conditions, particularly the price and volume environment in the final weeks.

The Company will continue to prioritize deleveraging and believes that $7 billion (previous target of $6 billion adjusted to reflect impact of IFRS 16) is an appropriate net debt target that will sustain investment grade metrics even at the low point of the cycle. The Company will continue to invest in opportunities that will enhance future returns. By investing in these opportunities with focus and discipline, the cash flow generation potential of the Company is expected to increase.

At meeting of shareholders at the Annual General Meeting on May 7, 2019, the shareholders voted in favor of an increase in the base dividend for 201911 (paid from 2018 earnings) to $0.20 per share from $0.10 per share. ArcelorMittal intends to progressively increase the base dividend paid to its shareholders, and, on attainment of the net debt target, the Company is committed to returning a portion of annual FCF to shareholders.

ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018
ASSETS
Cash and cash equivalents	2,246	2,354	2,260
Trade accounts receivable and other	5,131	4,432	5,012
Inventories	20,583	20,744	18,952
Prepaid expenses and other current assets	3,000	2,834	2,653
Assets held for sale[9]	1,950	2,111	224
Total Current Assets	32,910	32,475	29,101

Goodwill and intangible assets	5,549	5,728	5,759
Property, plant and equipment	36,647	35,638	37,031
Investments in associates and joint ventures	5,000	4,906	5,231
Deferred tax assets	8,318	8,287	7,170
Other assets	4,236	4,215	3,671
Total Assets	92,660	91,249	87,963

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,739	3,167	4,084
Trade accounts payable and other	14,232	13,981	13,494
Accrued expenses and other current liabilities	5,699	5,486	5,389
Liabilities held for sale[9]	828	821	42
Total Current Liabilities	23,498	23,455	23,009

Long-term debt, net of current portion	10,591	9,316	9,309
Deferred tax liabilities	2,337	2,374	2,605
Other long-term liabilities	11,945	11,996	10,349
Total Liabilities	48,371	47,141	45,272

Equity attributable to the equity holders of the parent	42,286	42,086	40,608
Non-controlling interests	2,003	2,022	2,083
Total Equity	44,289	44,108	42,691
Total Liabilities and Shareholders’ Equity	92,660	91,249	87,963

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended
In millions of U.S. dollars unless otherwise shown	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Sales	19,188	18,327	18,522	19,998	19,186
Depreciation (B)	(733)	(723)	(653)	(712)	(711)
Impairment charges net of purchase gains (B)	(150)	(215)	(509)	—	(86)
Exceptional items (B)	—	29	—	—	(146)
Operating income (A)	769	1,042	1,567	2,361	1,569
Operating margin %	4.0%	5.7%	8.5%	11.8%	8.2%

Income from associates, joint ventures and other investments	208	227	183	30	212
Net interest expense	(161)	(140)	(152)	(159)	(164)
Foreign exchange and other net financing loss	(231)	(556)	(475)	(390)	(174)
Income before taxes and non-controlling interests	585	573	1,123	1,842	1,443
Current tax expense	(180)	(198)	(206)	(240)	(284)
Deferred tax benefit	45	909	28	259	81
Income tax (expense) / benefit	(135)	711	(178)	19	(203)
Income including non-controlling interests	450	1,284	945	1,861	1,240
Non-controlling interests (income) / loss	(36)	(91)	(46)	4	(48)
Net income attributable to equity holders of the parent	414	1,193	899	1,865	1,192

Basic earnings per common share ($)	0.41	1.18	0.89	1.84	1.17
Diluted earnings per common share ($)	0.41	1.17	0.88	1.83	1.17

Weighted average common shares outstanding (in millions)	1,014	1,014	1,014	1,013	1,019
Diluted weighted average common shares outstanding (in millions)	1,017	1,020	1,019	1,018	1,023

OTHER INFORMATION
EBITDA (C = A-B)	1,652	1,951	2,729	3,073	2,512
EBITDA Margin %	8.6%	10.6%	14.7%	15.4%	13.1%

Own iron ore production (Mt)	14.1	14.9	14.5	14.5	14.6
Crude steel production (Mt)	24.1	22.8	23.3	23.2	23.3
Steel shipments (Mt)	21.8	20.2	20.5	21.8	21.3

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended
In millions of U.S. dollars	Mar 31, 2019	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
Operating activities:
Income attributable to equity holders of the parent	414	1,193	899	1,865	1,192
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income/ (loss)	36	91	46	(4)	48
Depreciation and impairment charges net of purchase gains	883	938	1,162	712	797
Exceptional items[5]	—	(29)	—	—	146
Income from associates, joint ventures and other investments	(208)	(227)	(183)	(30)	(212)
Deferred tax (benefit)	(45)	(909)	(28)	(259)	(81)
Change in working capital	(553)	430	(1,713)	(1,232)	(1,869)
Other operating activities (net)	444	683	451	180	139
Net cash provided by operating activities (A)	971	2,170	634	1,232	160
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(947)	(1,156)	(781)	(616)	(752)
Other investing activities (net)	254	(770)	180	60	76
Net cash used in investing activities	(693)	(1,926)	(601)	(556)	(676)
Financing activities:
Net (payments) / proceeds relating to payable to banks and long-term debt	(136)	(406)	(543)	474	263
Dividends paid	(46)	(32)	(37)	(101)	(50
Share buyback	(90)	—	—	—	(226)
Lease principal payments and other financing activities (net)	(72)	27	(17)	(21)	(20)
Net cash (used in) provided by financing activities	(344)	(411)	(597)	352	(33)
Net (decrease) / increase in cash and cash equivalents	(66)	(167)	(564)	1,028	(549)
Cash and cash equivalents transferred to assets held for sale	(11)	13	—	(23)	—
Effect of exchange rate changes on cash	(15)	3	(56)	(104)	17
Change in cash and cash equivalents	(92)	(151)	(620)	901	(532)

Free cash flow (C=A+B)	24	1,014	(147)	616	(592)

Appendix 1: Product shipments by region

(000'kt)	1Q 19	4Q 18	3Q 18	2Q 18	1Q 18
Flat	4,750	4,406	4,885	5,011	4,811
Long	721	890	774	969	921
NAFTA	5,319	5,173	5,512	5,803	5,559
Flat	1,699	1,832	1,695	1,494	1,400
Long	1,194	1,232	1,415	1,345	1,095
Brazil	2,880	3,053	3,097	2,831	2,483
Flat	8,647	7,398	6,855	7,553	7,704
Long	2,821	2,666	2,798	2,942	2,961
Europe	11,553	10,098	9,709	10,516	10,697
CIS	1,617	1,645	1,879	1,861	1,866
Africa	1,049	1,023	1,102	1,199	1,167
ACIS	2,662	2,669	2,986	3,057	3,029

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capex

(USDm)	1Q 19	4Q 18	3Q 18	2Q 18	1Q 18
NAFTA	182	244	155	110	160
Brazil	84	102	59	36	47
Europe	353	499	298	226	313
ACIS	137	159	141	117	117
Mining	115	143	116	119	107
Total	947	1,156	781	616	752

Note: “Others” are not presented in the table

Appendix 2b: Capex projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capex.

Completed projects in most recent quarter

Segment	Site / unit	Project	Capacity / details	Actual completion
NAFTA	Indiana Harbor (US)	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing	4Q 2018 (a)
Europe	ArcelorMittal Differdange (Luxembourg)	Modernisation of finishing of “Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850kt/y	2Q 2018
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase ~400kt in Ultra High Strength Steel capabilities	2Q 2018

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Forecasted completion
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290kt over ingot route through yield increase	2019
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	2019
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2020(b)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables	2021(c)
NAFTA	Burns Harbor (US)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	2021(d)
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(e)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold(e)
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(f)
a)	In support of the Company’s Action 2020 program, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in 2Q 2017) whilst making further planned investments totalling approximately $200 million including a new caster at No.3 steel shop (completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing. The full project scope was completed in 4Q 2018.

b)	On September 28, 2017, ArcelorMittal announced a major US$1 billion, three-year investment programme at its Mexican operations, which is focussed on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernising its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realise in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late 4Q 2017 and is expected to be completed in the second quarter of 2020.

c)	Investment in ArcelorMittal Dofasco (Canada) to modernise the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. Engineering and equipment manufacturing is complete. Construction activities for coiler are on track. Runout table installation work originally scheduled for April 2019 will be effectively carried out during April 2020 shut down due to change in design and delay in manufacturing. The project is expected to be completed in 2021.

d)	In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanised capacity to serve the growing domestic market. The three-year ~$0.3 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology.

e)	Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.

f)	ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The Phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa, and then reassessed following rapid iron ore price declines over the ensuing period. ArcelorMittal Liberia is now undertaking the engineering phase of a feasibility study to identify the optimal concentration solution for utilising the resources at Tokadeh. The feasibility study is expected to be completed by mid-2019.

Appendix 3: Debt repayment schedule as of March 31, 2019

(USD billion)	2019	2020	2021	2022	2023	≥2024	Total
Bonds	—	1.8	1.3	1.5	0.6	3.3	8.5
Commercial paper	1.5	—	—	—	—	—	1.5
Other loans	1.1	0.5	0.6	0.3	0.3	0.6	3.4
Total gross debt	2.6	2.3	1.9	1.8	0.9	3.9	13.4

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Mar 31, 2019	Dec 31, 2018	Mar 31, 2018
Gross debt (excluding that held as part of the liabilities held for sale)	13,330	12,483	13,393
Gross debt held as part of the liabilities held for sale	96	77	—
Gross debt	13,426	12,560	13,393
Less:
Cash and cash equivalents	(2,246)	(2,354)	(2,260)
Cash and cash equivalents held as part of the assets held for sale	(21)	(10)	—
Net debt (including that held as part of the assets and the liabilities held for sale)	11,159	10,196	11,133

Net debt / EBITDA	—	1.0	—

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

EBITDA: operating income plus depreciation, impairment expenses and exceptional income/ (charges).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items (income / (charges)): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow (FCF): refers to net cash provided by operating activities less capex.

Gross debt: long-term debt, plus short-term debt and IFRS 16 liabilities impact (including that held as part of the liabilities held for sale).

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

MT: refers to million metric tonnes

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Net debt: long-term debt, plus short-term debt and IFRS 16 liabilities impact less cash and cash equivalents (including those held as part of assets and liabilities held for sale).

Net debt/LTM EBITDA: refers to Net debt divided by last twelve months (LTM) EBITDA calculation.

Net interest expense: includes interest expense less interest income

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income/(loss).

Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighboring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production (excludes strategic long-term contracts).

PMI: refers to purchasing managers index (based on ArcelorMittal estimates)

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China

Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Steel-only EBITDA: calculated as Group EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

YoY: refers to year-on-year.

Footnotes

1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company also presents the ratio of net debt to EBITDA for the twelve months ended December 31, 2018 which investors may find useful in understanding the company's ability to service its debt. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies.
2.	Health and safety performance inclusive of ArcelorMittal Italia and related facilities (“ArcelorMittal Italia”) (consolidated as from November 1, 2018) was 1.14x for 1Q 2019 and 0.91 for 4Q 2018. Health and safety figures excluding ArcelorMittal Italia were 0.66x for 1Q 2019 as compared to 0.70x for 4Q 2018. Previously published 4Q 2018 health and safety performance figures for ArcelorMittal (inclusive of ArcelorMittal Italia) and ArcelorMittal Italia have not been shown in the table for comparative purposes. From 1Q 2019 onwards, the methodology and metrics used to calculate health and safety figures for ArcelorMittal Italia have been harmonized with those of ArcelorMittal.
3.	Impairment charges net of purchase gains for 4Q 2018 include $0.4 billion impairment expenses for ArcelorMittal Italia remedies and $0.2 billion purchase gains on the ArcelorMittal Italia acquisition.
4.	On April 20, 2018, following the approval by the Brazilian antitrust authority - CADE of the combination of ArcelorMittal Brasil’s and Votorantim’s long steel businesses in Brazil subject to the fulfilment of divestment commitments, ArcelorMittal Brasil agreed to dispose of its two production sites of Cariacica and Itaúna, as well as some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense. The sale was completed early May 2018 to the Mexican Group Simec S.A.B. de CV. A second package of some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense was sold to the company Aço Verde do Brasil as part of CADE's conditional approval.
5.	In July 2018, as a result of a settlement process, the Company and the German Federal Cartel Office agreed to a €118 million ($146 million) fine to be paid by ArcelorMittal Commercial Long Deutschland GmbH ending an investigation that began in the first half of 2016 into antitrust violations concerning the ArcelorMittal entities that were under investigation. The payment was made in August 2018.
6.	Following the May 16, 2018 approval of the Extraordinary General Meeting to convert the share capital of the ArcelorMittal parent company from Euro to US dollar, the Euro denominated tax losses and the related deferred tax asset (DTA) held by the ArcelorMittal parent company were translated into US dollars. The Company designated its euro denominated debt as a hedge of certain euro denominated net investments in foreign operations. Following this change, periodic revaluations of such external euro-denominated debt are recorded in other comprehensive income rather than the statement of operations. The conversion of the euro denominated DTA was effective as of January 1, 2018, whilst the impacts on euro denominated debt has been applied prospectively from April 1, 2018. As a result, the Company’s statement of operations no longer has foreign exchange exposure to euro denominated debt and DTA.
7.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
8.	On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options (i.e. the options to extend are in the first and second years, so at end 2019 and at end 2020). The facility will replace the $5,500,000,000 revolving credit facility agreement signed April 30, 2015 and amended December 21, 2016, and will be used for the general corporate purposes of the ArcelorMittal group. The facility gives ArcelorMittal considerably improved terms over the former facility, and extends the average maturity date by approximately three years. As of March 31, 2019, the $5.5 billion revolving credit facility was fully available.

9.	Assets and liabilities held for sale, as of March 31, 2019 and December 31, 2018, include the ArcelorMittal Italia remedy package assets (as previously disclosed in the 1Q 2018 earnings release), and carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale, as of March 31, 2018, primarily include the carrying value of the USA long product facilities at Steelton, and Cariacica and Itauna industrial plants in Brazil (sold in May 2018 as remedy package for Votorantim acquisition).
10.	The PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are Brazilian federal taxes based on the turnover of companies. The PIS is intended to finance the unemployment insurance system, and COFINS to fund Social Security. For over two decades, ArcelorMittal Brasil has been challenging the basis of the calculation of the COFINS and PIS, specifically, whether Brazilian ICMS (tax on sales and services) may be deducted from the base amount on which PIS and COFINS taxes are calculated. Following the Supreme Court’s decision in the leading case and certain lower court decisions applying it, the Court issued final and unappealable judgments in certain of the cases filed by ArcelorMittal Brasil, thereby granting ArcelorMittal Brasil the right to exclude ICMS from the PIS/COFINS’ tax base and the right to recognize the relevant credits from the past. Accordingly, ArcelorMittal Brasil recognized $202 million additional PIS/COFINS credits in 4Q 2018 for the period of 2005 to 2013 and is awaiting the Court’s final judgment on other pending cases related to the PIS/COFINS topic.
11.	Dividends are announced in US dollars. Dividends are paid in US dollars for shares traded in the United States in the form of New York registry shares. Dividends are paid in EUR for shares listed on the European Stock Exchanges (Amsterdam, Paris, Luxembourg, MTS) and converted from US dollars to EUR based on the European Central Bank exchange rate at May 16, 2019. A Luxembourg withholding tax of 15% is applied on the gross dividend amounts. Dividend record date is May 17, 2019 and payment date June 13, 2019.
12.	ArcelorMittal has applied IFRS 16 Leases as of January 1, 2019. Due to the transition option selected, the prior-period data has not been restated. IFRS 16 Leases provides a single lessee accounting model requiring lessees to recognize right-of-use assets and lease liabilities for all non-cancellable leases except for short-term leases and low value assets. The right-of-use assets are recognized as property, plant and equipment and measured on January 1, 2019 at an amount equal to the lease liability recognized as debt (short term $0.3 billion and long term $0.9 billion impact as of January 1, 2019) and measured on the basis of the net present value of remaining lease payments. Net debt increased accordingly by $1.2 billion in 1Q 2019. The recognition of the lease expense in EBITDA for leases previously accounted for as operating leases is replaced by a depreciation expense related to the right-of-use assets and an interest expense reflecting the amortization of the lease liability. IFRS 16 contributed to a positive EBITDA impact of $56 million (majority in segment others) in 1Q 2019. In addition, cash payments relating to the repayment of the principal amount of the lease liability are presented in the consolidated statements of cash flows as outflows from financing activities while lease payments for operating leases were previously recognized as outflows from operating activities.

First quarter 2019 earnings analyst conference call

ArcelorMittal will hold a conference call hosted by Heads of Finance and Investor Relations for members of the investment community to discuss the three-month period ended March 31, 2019 on: Thursday May 9, 2019 at 9.30am US Eastern time; 2.30pm London time and 3.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	48013763#
US local:	1 86 6719 2729	+1 24 0645 0345	48013763#
US (New York):	1 86 6719 2729	+ 1 646 663 7901	48013763#
France:	0800 914780	+33 1 7071 2916	48013763#
Germany:	0800 965 6288	+49 692 7134 0801	48013763#
Spain:	90 099 4930	+34 911 143436	48013763#
Luxembourg:	800 26908	+352 27 86 05 07	48013763#
A replay of the conference call will be available for one week by dialing: +49 (0) 1805 2047 088; Access code 2523725#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.